# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rezolute, Inc., CIK 0001509261
CUSIP: 76200L309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 275 SHORELINE DRIVE, SUITE 500, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 3,952,045; sole dispositive power 0; shared dispositive power 3,952,045; aggregate amount beneficially owned 3,952,045 (4.09% of the class)
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,925,000; sole dispositive power 0; shared dispositive power 3,925,000; aggregate amount beneficially owned 3,925,000 (4.06% of the class)
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,952,045; sole dispositive power 0; shared dispositive power 3,952,045; aggregate amount beneficially owned 3,952,045 (4.09% of the class)

## Item 1. Issuer
Name of issuer: Rezolute, Inc.
Address of issuer's principal executive offices: 275 SHORELINE DRIVE, SUITE 500 REDWOOD CITY CA 94065

## Item 2. Person Filing
Name of person filing: Opaleye Management Inc. Opaleye, L.P. James Silverman This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund") and (iii) James Silverman with respect to shares directly held by the Fund and by a separately managed account (the "Account"). The Fund directly holds 3,925,000 shares and the Account directly holds 27,045 shares. The Adviser serves as investment adviser to the Fund and the Account. Mr. Silverman exercises control over the Adviser. The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Securities Exchange Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Delaware James Silverman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,952,045.00
Percent of class:
4.09 %

Based on 96,722,333 Common Shares outstanding as of 09/21/2026 as reported by Rezolute, Inc. on 09/24/2026, in its 10-K Annual Report.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 3,952,045.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 3,952,045.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (11/13/2026)
- Opaleye, L.P.: Opaleye GP LLC, its general partner /s/ James Silverman, Managing Member (11/13/2026)
- James Silverman: /s/ James Silverman, Individually (11/13/2026)